EXHIBIT 4.3

FORM OF WARRANT AGREEMENT UNDER 2023 WARRANT PLAN

This constitutes an unofficial English translation of the original Dutch document. The Dutch document shall govern in all respects, including interpretation matters.

Between

Materialise NV
Technologielaan 15
3001 Leuven
Belgium
Hereinafter referred to as “the Company”	hereinafter referred to as “the Selected Participant”

Each or both of the Parties is referred to herein individually as “a Party” or jointly “the Parties”.

WHEREAS:

●	The Company has adopted a warrant plan (“the Plan”) that provides for the grant of Warrants;
●	The Plan was approved at the Board of Directors meeting on 25 September 2023;
●	It has been decided to grant Warrants to the Selected Participant;
●	The Parties wish to enter into a written agreement setting out the terms and conditions under which the Warrants are granted;
●	The Plan forms an integral part of this Agreement. This Agreement shall also serve as the “Acceptance Form” for the purposes of the Plan.

To this end, the Parties agree as follows:

Article 1. Grant of the Warrants

In accordance with the terms and conditions set forth in the Plan and this Agreement, the Company hereby grants a total of Warrants to the Selected Participant, who hereby accepts Warrants.

Article 2. Date of the Offer

The date of the Offer, as set forth in the Plan, is

Article 3. Acceptance period

Acceptance must be made in accordance with Article 4.3.2 of the Plan. To accept the Warrants, the Selected Participant must complete, sign and return the Acceptance Form to the Company within sixty (60) days of the date of the Offer.

Article 4. Exercise price of the Warrants

The Exercise Price per Warrant is €

Article 5. Duration of the Warrants

The Warrants shall expire seven (7) years after the date on which the decision to issue the Warrants is taken, which constitutes a derogation from the term of the Subscription Rights provided for in Article 4.5.

Article 6: Definitive Acquisition and Exercisability of the Warrants

6.1 Definitive Acquisition of the Warrants

The Warrants vest in accordance with the rules described in article 4.3.4 of the Plan.

6.2 Exercisability of the Warrants

The Warrants may be exercised as provided for in the Plan, particularly in article 4.6 (Exercise Periods) and article 4.11 (Exercise Procedure). Additionally, the Warrants cannot be exercised before the end of the third calendar year following the year in which the warrants were granted.

Pursuant to art. 4.9 of the Regulations, an exception is granted regarding non-transferability for all Subscription Rights granted to you, with the understanding that they may be transferred to the natural person acting as their representative under a service agreement with Materialise.

6.3 Number of Warrants that may be exercised during the Exercise Period

The Warrants granted to a Selected Participant can only be exercised during an Exercise Period if they have vested definitively as provided for in Article 4.3.4 of the Plan.

6.4 Termination of the employment contract, the consultant agreement or the director’s mandate

In the event of termination of the employment contract, consultant agreement or directorship of the Selected Participant, only those Warrants may be exercised as provided for in Article 4.7 of the Plan.

Both Parties signed this agreement on

The Company	The Selected Participant

Materialise NV, represented by